                                 GRAUBARD MILLER
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-818-8800

                                           June 14, 2007

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

             Re:  Courtside Acquisition Corp.
                  Amendment No. 3 to Proxy Statement on Schedule 14A
                  Filed June 11, 2007
                  File No. 000-32549
                  --------------------------------------------------

Dear Mr. Reynolds:

     On behalf of Courtside Acquisition Corp. (the "Company" or "Courtside"), we
respond as follows to the Staff's comment letter dated June 13, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the prior filing made on June 12, 2007. We are also delivering three courtesy copies of such marked proxy statement to Mr.
Jay Williamson. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

RISK FACTORS, PAGE 28
---------------------

1.   PLEASE CLARIFY THE PAGE 29 REFERENCE TO "SENIOR CASH PAY DEBT" FOR
     INVESTORS. IN ADDITION, PLEASE ADD DISCLOSURE TO THIS RISK FACTOR
     INDICATING THE EXTENT TO WHICH MANAGEMENT'S PAST SUCCESS DEPENDED ON A LOW
     INTEREST RATE ENVIRONMENT DURING THE PRIOR PERIOD.

     Revisions in response to this comment have been made on pages 13, 30 and 72 of the proxy statement.

THE ACQUISITION PROPOSAL. PAGE 45
---------------------------------

2.   WE NOTE THAT THE COMPANY HAS ADDED TEXT RESPONSIVE TO OUR PRIOR COMMENT 18.
     HOWEVER, WE BELIEVE THAT ADDITIONAL DISCLOSURE IS NECESSARY. WHILE YOUR
     DISCLOSURE THAT EBITDA "MAY BE CALCULATED DIFFERENTLY FROM AND THEREFORE
     NOT COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES" IS
     USEFUL, IT DOES NOT ADDRESS THE ENTIRETY OF OUR PRIOR COMMENT OUR CONCERN
     IS THAT INVESTORS HAVE AN UNDERSTANDING OF THE EXTENT OF COMPARABILITY
     BETWEEN ACN'S EBITDA AND THOSE OF OTHER COMPANIES. WE BELIEVE THAT
     DISCLOSURE RESPONSIVE TO OUR CONCERNS MIGHT:

Mr. John Reynolds
June 14, 2007

     A.   EXPLICITLY LIST OUT - AND QUANTIFY - THOSE ITEMS THAT ARE BEING
          EXCLUDED FROM EBITDA; AND,

     B.   EXPLAIN WHETHER THESE ITEMS WERE ALSO EXCLUDED FROM THE COMPARABLE
          COMPANIES USED IN YOUR ANALYSIS. IF THEY WERE NOT, CLARIFY WHY NOT AND
          INDICATE THAT THIS EXCLUSION INTRODUCES INCREASED SUBJECTIVITY INTO
          THE ANALYSES AND MAY MAKE THE COMPANIES LESS COMPARABLE.

     PLEASE UNDERSTAND THAT THE FOREGOING ARE EXAMPLES ONLY, AND ARE
     NON-EXHAUSTIVE. PLEASE REVISE OR ADVISE AS APPROPRIATE.

     Revisions in response to this comment have been made on pages 70, 83, 84,
87 and 89 of the proxy statement.

FINANCING COMMITMENTS, PAGE 51
------------------------------

3.   WE NOTE THAT THE COMPANY HAS ADDED DISCLOSURE RESPONSIVE TO OUR PRIOR
     COMMENT 11 ON PAGE 51. HOWEVER, WE BELIEVE THAT FURTHER DISCLOSURE IS
     NECESSARY. FOR EXAMPLE, YOU INDICATE THAT YOU HAVE ENGAGED BMO CAPITAL
     MARKETS TO FIND SUBSTITUTE FINANCING FOR THE SENIOR NOTES IN ONE PARAGRAPH,
     BUT THEN YOU DISCLOSE THAT YOU HAVE "NOT DISCUSSED OR TAKEN STEPS TO
     UNDERTAKE AN ALTERNATIVE FINANCING TO SERVE AS A SUBSTITUTE FOR THE BANK OF
     MONTREAL FINANCING." PLEASE RECONCILE THESE DISCLOSURES AND CLARIFY ANY
     EFFORTS THAT THE COMPANY HAS MADE TO DATE TO UNDERTAKE A PRIVATE PLACEMENT
     FINANCING. IF THE COMPANY HAS NOT TAKEN ANY STEPS TO CONDUCT ANY FORM OF
     PRIVATE PLACEMENT, THEN PLEASE STATE SO SPECIFICALLY. WHILE WE ACKNOWLEDGE
     THAT THE COMPANY HAS MADE A SIMILAR STATEMENT ON PAGE 51, WE BELIEVE THAT
     THE REFERENCE TO "ALTERNATIVE FINANCING" MAY LIMIT THE SCOPE OF THE
     REQUESTED DISCLOSURE. PLEASE ADVISE OR REVISE.

     Revisions in response to this comment have been made on pages 13, 29 and 57 of the proxy statement.

FINANCING AND REFINANCING, PAGE 71
----------------------------------

4.   THE COMPANY APPEARS TO HAVE ADDED TEXT ON PAGE 71 RESPONSIVE TO OUR PRIOR
     COMMENT 22; HOWEVER, WE DO NOT BELIEVE THAT THE COMPANY HAS RESPONDED
     ENTIRELY TO THAT COMMENT. PLEASE REVISE TO EXPLICITLY STATE THE MATURITY
     DATE OF YOUR INDEBTEDNESS IN THIS SECTION, AND DISCLOSE THE AMOUNT DUE AT
     MATURITY BASED ON YOUR CURRENT AMORTIZATION SCHEDULE. FINALLY, PLEASE
     DISCLOSE WHETHER, BASED ON CURRENT FINANCIAL PROJECTIONS, YOU WILL
     ESSENTIALLY BE REQUIRED TO REFINANCE YOUR INDEBTEDNESS.

     Revisions in response to this comment have been made on pages 29 and 72 of the proxy statement.

Mr. John Reynolds
June 14, 2007

CAPITALINK FAIRNESS OPINIONS, PAGE 77
-------------------------------------

5.   WE WERE UNABLE TO LOCATE DISCLOSURE RESPONSIVE TO OUR PRIOR COMMENT 25;
     ACCORDINGLY WE REISSUE IT AND REQUEST THAT YOU DIRECT US TO THE TEXT THAT
     SPECIFICALLY RESPONDS TO OUR QUESTION. OUR PRIOR COMMENT WAS:

     A.   PLEASE CLARIFY WHETHER THE DISCOUNTED CASH FLOW ANALYSIS PREPARED BY
          CAPITALINK VALUED ACN BASED ON ITS PRESENT CAPITALIZATION STRUCTURE OR
          ASSUMED SOME OTHER FINANCING -- INCLUDING THE CONTEMPLATED TRANSACTION
          --AS PART OF ITS PROJECTIONS.

     Revisions in response to this comment have been made on pages 81, 82, 86 and 87 of the proxy statement.

     On behalf of Courtside and ourselves, we wish to express our appreciation for the manner in which this filing has been addressed by the Staff.

                                                 Very truly yours,

                                                 Noah Scooler